Exhibit 3.9.2

2539476

CERTIFICATE OF AMENDMENT TO THE

ARTICLES OF INCORPORATION OF

INTERNATIONAL LEASE CORPORATION

We, Andrew A. Mathews, President, and Susan C. Barrett, Secretary, of International Lease Corporation, a for profit corporation and existing under and by virtue of the laws of the state of Kansas (the “Corporation”), do hereby certify that the following amendments to the Articles of Incorporation of the Corporation were duly adopted by unanimous consent of the Stockholders and Board of Directors of the Corporation in accordance with the provision; of K.S.A §§ 17-6602(a) and 17-6602(c)(l):

FIRST: The name of the Corporation is International Lease Corporation. The date of filing of the Corporation’s original Articles of Incorporation with the Secretary of State of Kansas was October 31, 1997.

SECOND: That Article One of the Corporation’s Articles of Incorporation is hereby amended and the name of the Corporation is changed to Beechcraft Aviation Company.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed this 6th day of December, 2005, on behalf of International Lease Corporation by its President, Andrew A. Mathews, and its Secretary, Susan C. Barrett, thereby acknowledging under penalties of perjury that the; foregoing Certificate of Amendment is the act and deed of the Corporation and that the facts stated therein are true.

/s/ Andrew A. Mathews
Andrew A. Mathews, President
/s/ Susan C. Barrett
Susan C. Barrett, Secretary

STATE OF KANSAS	)
) ss:
COUNTY OF SEDGWICK	)

Before me, a notary public in and for said county and state, personally appeared Andrew A. Mathews, President and Susan C. Barrett, Secretary, of the corporation named in this document, who are known to me to be the same persons who executed the foregoing certificate and duly acknowledged the execution of the same this 6th day of December, 2005.

Notary Public

My Appointment Expires: February 7, 2007

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